SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 19)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 59,438,979[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 59,438,979[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,438,979[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 73.4%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 16,447,500 shares of Common Stock held directly, (ii) 3,670,663 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iii) 7,611,140 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the Secured Note, (iv) 12,903,225 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on October 21, 2022 and (v) 18,806,451 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Secured Note at the closing price of the Common Stock on October 21, 2022 (capitalized terms are defined below).

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022 and Amendment No. 18 filed August 23, 2022, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Person beneficially owns an aggregate of 59,438,979 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly, (ii) 3,670,663 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iii) 7,611,140 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the Secured Note (as defined below), (iv) 12,903,225 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on October 21, 2022 and (v) 18,806,451 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Secured Note at the closing price of the Common Stock on October 21, 2022. This aggregate amount represents approximately 73.4% of the Issuer’s outstanding common stock, based upon 37,945,108 shares outstanding as of September 1, 2022, as reported on the Issuer’s Preliminary Proxy Statement filed on Schedule 14A on September 16, 2022, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the Secured Note, New Facility and the Loan Agreement (and assuming the Amendment Caps do not apply).

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On October 21, 2022, the Reporting Person funded an additional advance to the Issuer in the principal amount of $500,000. On October 21, 2022, subject to notification by NYSE American that the Issuer’s supplemental listing application for the additional Warrant shares have been approved, the Issuer issued to the Reporting Person a Warrant to purchase 362,318 shares of Common Stock at an exercise price of $0.69 per share, representing the last closing price of the Common Stock on the NYSE American market prior to the drawdown notice, issuable under Clause 3.4 of the Secured Note.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: October 25, 2022

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	President